Exhibit 99.1

Hermitage Offshore Services Ltd. (HOFSQ:OTC) Announces Withdrawal of Appeal of NYSE Delisting Procedures
Hamilton, Bermuda — October 23, 2020
Hermitage Offshore Services Ltd. (HOFSQ:OTC) (“Hermitage Offshore,” or the “Company”) announced today its decision to withdraw its appeal of the New York Stock Exchange’s (the “NYSE”) determination to de-list the Company’s common shares. Trading of the Company’s common shares on the NYSE was suspended on September 23, 2020 pending the appeal of the de-listing determination. The Company’s common shares currently trade on the OTC Pink marketplace operated by the OTC Markets Group Inc.
Following the previously announced results of the Chapter 11 auction bid process, the Company determined that it would be unable to meet the continued NYSE listing standards upon the completion of the bankruptcy proceedings and that the continued pursuit of the NYSE listing appeal was not in the best interests of the Company, its shareholders or creditors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (“OSV”) market, changes in charter hire rates and vessel values, demand in OSVs, the length and severity of the recent novel coronavirus (COVID-19) outbreak, the results of the Company’s Chapter 11 bankruptcy proceedings, the results of the Company’s appeal of the NYSE’s delisting determination, the impact of over-the-counter trading on the price and liquidity of the Company’s common stock, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:
Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com